 1-A/A LIVE 0001686327 XXXXXXXX 024-10617 false false false TAHAWI aerospace Corp DE 2016 0001686327 3721 81-4002919 4 3 205 D CHUBB AVE LYNDHUSRT NJ 07071 6466940051 Andy Altahawi Other 5000.00 0.00 0.00 100000000.00 1000005000.00 30000.00 0.00 30000.00 99975000.00 1000005000.00 0.00 0.00 0.00 0.00 0.00 0.00 N/A Common Class A & B 40000000 N/A N/A None 0 None 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 10000000 14750000 2.00 20000000.00 0.00 0.00 0.00 20000000.00 true false CA DE FL IL NJ NY PA TX VA false TAHAWI aerospace Corp Common Stock 40000000 0 5000 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.